John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

July 25, 2019

Karina Dorn

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Aureus Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed July 18, 2019
File No. 024-11008

Dear Attorney Dorn:

On behalf of Aureus, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 23, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Offering Statement on Form 1-A Risk Factors, page 5

1.	We note you deleted risk factor disclosure regarding the voting rights of your common stock and the Preferred Stock previously included in response to comment 1 to our letter dated June 20, 2019. Please revise to restore your risk factor which describes the voting rights of your securities and to clarify that your Preferred Stock shall represent 66 2/3% of all votes entitled to be voted at any annual or special meeting of shareholders and that all such shares are held on behalf of Everett Dickson, the company's President.

This risk factor has been restored.

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Use of Proceeds, page 14

2.	We note you have deleted the description of the material terms of the bank debt you intend to discharge with the proceeds from this offering that is required pursuant to Instruction 6 to Item 6 of Form 1-A. Refer to comment 2 to our letter dated June 20, 2019 and revise your disclosure accordingly.

Business, page 21

Your response to prior comment 2 states that the Yuengling transaction has closed and that you have filed all relevant documents. However, your disclosure on page 22 that the Yuengling assets "will be" placed in a subsidiary of Aureus and that you "may remit addition[al] principal to the Company prior to the Closing Date" indicates that the transaction has not closed. Please revise your disclosure to clarify the material terms and status of your acquisition agreement with Yuengling Ice Cream Corp. and file an executed version of this agreement.

3.	The material terms and status have been clarified and the agreement has been filed.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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